





ANNUAL REPORT 2001



WWW.MBANKSHARES.COM

Our Commitment

To our Shareholders: Millennium Bankshares Corporation is committed to providing our shareholders with superior returns, achieved through a sound business strategy that takes advantage of growth opportunities while mitigating risk.

To our Customers: Millennium Bankshares Corporation is committed to providing personalized friendly service and a broad range of financial products and services to meet your every need while utilizing the latest technology to enhance your experience.

To our Employees: Millennium Bankshares Corporation is committed to providing our employees a superior workplace environment offering opportunities for professional growth and advancement. Our knowledgeable and professional employees are one of the greatest assets of Millennium Bankshares and responsible for a large part of our success.

To our Communities: Millennium Bankshares Corporation is committed to helping the communities in which we work and live by providing for their financial needs. Millennium Bankshares Corporation supports and sponsors events and programs that make a difference in our communities.

TABLE OF CONTENTS

Letter To Our Shareholders

To Our Shareholders:

We are proud to present the 2001 Consolidated Financial Statements of Millennium Bankshares Corporation ("Corporation"). Millennium Bankshares Corporation made excellent progress in 2001 towards its goal of providing outstanding customer service while building real value for our shareholders.

Our financial results for 2001 were the best in our short history. Millennium Bankshares Corporation continues to turn a profit with several milestones reached in 2001. In 2001 Millennium Bankshares Corporation reached an asset size of $100 million. Having reached this milestone in less than 2 years is a testament to the quality financial products and friendly professional customer service that is the cornerstone of Millennium Bankshares Corporation. At year-end 2001, Millennium Bankshares Corporation had reached an asset level of over $200 million.

Asset growth was extremely strong ending the year at $205.5 million, an increase of 130% over 2000, an overall increase of $116 million. I am extremely pleased to announce that we ended the year with earnings per common share of $0.45 compared to earnings per common share in 2000 of $0.33.

The loan portfolio continues to grow ending the year at $175.1 million, an increase of 124% over 2000's year-end loan portfolio, an overall increase of $96.8 million. Total deposits ended the year at $188.6 million, an increase of 164% over 2000, an overall increase of $117.2 million.

Millennium Bank, N.A. ("Bank"), a subsidiary of Millennium Bankshares Corporation, is a nationally chartered full-service community bank with offices in Reston, Herndon and Great Falls, Virginia. Millennium Bank, N.A. is an Internet community bank providing a broad range of commercial and retail business services designed to meet the needs of businesses and consumers in the communities we serve. We emphasize local decision making within our organization and provide attentive personal service to our customers. By combining technological support with the products and services that our customers demand, direct access to senior management and responsive customer service, we foster a business and consumer banking environment that allows us to effectively compete in our particular market with other financial institutions of all sizes.

Our strategy for building long term value for our shareholders is to consistently grow our assets and generate non-interest income through the sale of mortgage loans. Concurrently, we are expanding our branch banking network, with new branches in Richmond, Reston and other suitable locations. This branch expansion will lower our cost of funds and diversify our loan portfolio with local retail consumer and commercial business. These new branches will also increase our commercial clientele, traditionally a source for large non-interest bearing deposits.

Millennium Bank, N.A. expanded its branch network with the addition of two new branch locations in 2001. The new branches located in Great Falls and Herndon, Virginia have greatly increased market share and penetration into the Northern Virginia area. Now our customers have more locations from which to conduct their banking business. Millennium Bank, N.A. is continually looking for expansion opportunities and additional branch locations will be brought on-line in 2002.

Millennium Bankshares Corporation has grown with help from Millennium Capital, Inc., a Millennium Bank, N.A. subsidiary. Millennium Capital is a nationwide wholesale and retail mortgage lender. Millennium Capital works with real estate brokers, mortgage bankers and loan officers to acquire one-to-four family residential loans throughout the country. We operate four majority owned mortgage-lending subsidiaries, which have also contributed to our asset growth.


Earnings per common share
$0.60
$0.40
$0.20
$0.00
-$0.20
-$0.40
-$0.60
-$0.80
-$0.69
$0.33
$0.45
1999
2000
2001

Millennium Bankshares Corporation is the sole shareholder of Millennium Brokerage Services, Inc. Through our partnership with UVEST Investment Services, customers have access to a full range of securities brokerage services, including financial analysis, professional money management, stocks, bonds, mutual funds and more. The choice of full service, discount, or Internet brokerage services is made available to our clients.

Millennium Insurance Services, Inc. is also a wholly owned subsidiary of Millennium Bankshares Corporation, receiving revenues from the insurance relationships established with Millennium Bank customers. Millennium e-Banking Solutions, L.L.C. is a subsidiary of Millennium Bankshares Corporation in which Millennium Bankshares Corporation is the majority owner. Millennium e-Banking Solutions is testing a proprietary financial software solution through Millennium Bank, N.A. Through this relationship, the Bank has become a Quicken certified institution, which allows customers to download their banking information directly into their Quicken program for easy reconciliation of accounts and to keep track of bills and spending. We anticipate the completion of Quickbooks certification in early 2002.

As Internet usage continues to rise Millennium Bank, N.A. is in an excellent position to capture additional market share with our Internet Banking platform. Our Internet Banking platform allows consumers and businesses to check their accounts, transfer funds, open accounts, apply for mortgages and open brokerage accounts.

Millennium Bank is continually improving upon its products and services, to deliver the best financial solutions. To this end we introduced our credit card program in late 2001. This program allows Millennium Bank customers to obtain either personal or corporate secured or unsecured Visa Cards. The secured card will be secured with a second trust and will function similar to a Home Equity Loan.

Millennium Bankshares Corporation continues to be a community leader, supporting and sponsoring many activities and programs beneficial to the communities we serve. Our annual golf tournament continues to grow in both size and prestige. Over the past two years we have raised over $30,000 to benefit the American Cancer Society and local scholarships in conjunction with Rotary International.

With our professional and expert staff, quality financial products, Internet Banking platform and the ability to make local decisions, Millennium Bankshares Corporation remains a community banking leader in Northern Virginia.

We would like to express our appreciation for your continued support of Millennium Bankshares Corporation. We remain committed to building future value and believe that our most successful years lie ahead.

Sincerely,

Carroll C. Markley
Chairman, President and Chief Executive Officer


Deposits
$22.0
$71.3
$188.6
1999
2000
2001
$ in millions


Loans
$22.8
$78.3
$175.1
1999
2000
2001
$ in millions


Assets
$35.8
$89.4
$205.6
1999
2000
2001
$ in millions

Millennium Bank, N.A. - www.thenetbanker.com

Millennium Bank, N.A. headquartered in Reston, Virginia, was founded on April 1, 1999 as a nationally chartered community bank to offer total financial solutions for consumers and businesses with an innovative outlook. The bank is committed to leveraging technology to deliver convenient and personalized advanced banking services to our customers.

Millennium Brokerage Services, Inc. - www.thenetstockbroker.com

Through a partnership with UVEST Investment Services, customers have access to a full range of securities brokerage services, including financial analysis, retirement and educational planning, stocks, bonds, mutual funds, and more. Millennium Brokerage Services makes available to its clients the choice of full service, discount, or Internet brokerage services.

Our experienced financial professionals guide our customers through recent tax law changes and help them take advantage of new products like the 529 college savings plans. Millennium Brokerage Services takes the time to get to know each investor and designs a financial investment plan to fit their needs and future goals.

Millennium Insurance Services, Inc. - www.thenetinsurer.com

Millennium Insurance Services has teamed with Nationwide Insurance to offer a comprehensive product line to fit your insurance needs. As a full-service insurance provider, Millennium Insurance Services offers auto, home, life, health and business insurance.

Millennium Insurance Services believes in not only providing competitive insurance rates, but also in educating the consumers to get good value for their dollar. Millennium Insurance Services takes the time to understand your insurance needs and builds an insurance package tailored to your requirements.

Millennium Capital, Inc. - www.thenetlender.com

Millennium Capital, Inc., a subsidiary of Millennium Bank, N.A., is a nationwide wholesale and retail mortgage lender. Millennium Capital is well positioned to meet the growing retail demands of the consumers in the metropolitan Washington area by offering innovative mortgage products and competitive product pricing. By utilizing Millennium Bank's existing Internet technology platform, the mortgage subsidiary is able to accept applications, review credit criteria, and return approvals quickly and accurately through its own web address – www.thenetlender.com.

Millennium Capital, Inc. has also developed and utilizes a nationwide network of brokers and mortgage bankers to facilitate its aggressive production goals through its wholesale division. The mortgage company has implemented timesaving systems in conjunction with nationwide lenders to expedite the mortgage process. Millennium Capital has been able to minimize the extensive documentation and time historically associated with mortgage loans by investing in new and innovative systems.

Thompson, Greenspon & Co., P.C.

Certified Public Accountants
Management Consultants

Independent Auditors' Report

To the Board of Directors and Stockholders of
Millennium Bankshares Corporation:

We have audited the accompanying consolidated balance sheets of Millennium Bankshares Corporation as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders' equity, comprehensive income (loss) and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Millennium Bankshares Corporation as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years ended December 31, 2001, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.

Thompson, Greenspon & Co., P.C.

Fairfax, Virginia
February 20, 2002

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Cash and Due from Banks	$ 756,038	$ 175,819
Federal Funds Sold	9,714,314	46,350
Mortgage loans held for sale	77,426,083	34,643,164
Loans Receivable, net	97,654,285	43,677,216
Investment Securities, available for sale	12,582,385	6,898,134
Bank Premises and Equipment, net	2,344,362	1,427,369
Accrued Interest Receivable	1,023,558	616,324
Other Assets	4,024,681	2,007,865
Total Assets	$205,525,706	$89,492,241
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits		
Non-interest bearing	$ 27,721,861	$ 8,159,957
Interest bearing	5,222,263	2,798,478
Savings deposits	34,202,094	11,494,515
Time deposits	121,421,476	48,889,941
Total Deposits	188,567,694	71,342,891
Repurchase agreements and other borrowed money	3,040,000	10,031,000
Accrued interest payable	731,641	267,001
Other accrued expenses	1,660,905	218,288
Total Liabilities	194,000,240	81,859,180
STOCKHOLDERS' EQUITY		
Common stock (Par value $5.00, shares authorized 10,000,000, issued and outstanding as of December 31, 2001 and 2000 are 2,247,978 and 1,653,280, respectively.)	11,202,753	8,232,233
Accumulated other comprehensive income (loss)	(19,533)	(1,235)
Retained earnings (deficit)	342,246	(597,937)
Total Stockholders' Equity	11,525,466	7,633,061
Total Liabilities and Stockholders' Equity	$205,525,706	$89,492,241

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001	2000	1999
Interest Income			
Interest and fees on loans	$ 9,515,519	$4,952,336	$ 600,979
Interest on investment securities	528,511	377,864	251,808
Total Interest Income	10,044,030	5,330,200	852,787
Interest Expense			
Interest on deposits and borrowed funds	5,341,077	2,723,135	232,070
Net Interest Income	4,702,953	2,607,065	620,717
Provision for Possible Loan Losses	(1,020,000)	(305,000)	(161,000)
Net Interest Income after Provision for Possible Loan Losses	3,682,953	2,302,065	459,717
Other Income			
Fee income	5,137,531	3,853,773	434,127
Service charges and other income	258,924	194,946	46,900
	9,079,408	6,350,784	940,744
Operating Expenses			
Officers and employee compensation	5,045,052	3,456,421	1,295,008
Occupancy and equipment expense	1,093,986	638,433	306,910
Marketing, promotion and advertising expenses	231,793	763,741	54,863
Other operating expenses	1,573,394	948,999	425,090
Total Operating Expenses	7,944,225	5,807,594	2,081,871
Income before Income Taxes	1,135,183	543,190	(1,141,127)
Provision for Income Taxes	195,000	-	-
Net Income (Loss)	$ 940,183	$ 543,190	$(1,141,127)
Earnings (loss) per common share			
Basic	0.45	0.33	(0.69)
Diluted	0.38	0.33	(0.69)
Weighted average shares outstanding			
Basic	2,066,512	1,653,280	1,653,280
Diluted	2,469,998	1,653,280	1,653,280

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	Number Of Shares	Par Value	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Deficit)	Totals
Balances, December 31, 1998	-	$ -	$ -	$ -	$ -
Sale of common stock	1,653,280	8,232,233	-	-	8,232,233
Change in other comprehensive income (loss)	-	-	-	(95,471)	(95,471)
Net Income (Loss)	-	-	(1,141,127)	-	(1,141,127)
Balances, December 31, 1999	1,653,280	8,232,233	(1,141,127)	(95,471)	6,995,635
Change in other comprehensive income (loss)	-	-	-	94,236	94,236
Net Income	-	-	543,190	-	543,190
Balance, December 31, 2000	1,653,280	8,232,233	(597,937)	(1,235)	7,633,061
Sale of common stock	594,698	2,970,520	-	-	2,970,520
Change in other comprehensive income (loss)	-	-	-	(18,298)	(18,298)
Net Income	-	-	940,183	-	940,183
Balance, December 31, 2001	2,247,978	$11,202,753	$ 342,246	$(19,533)	$11,525,466

The Notes to Consolidated Financial Statements are an integral part of these statements.

MILLENNIUM BANKSHARES CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001	2000	1999
Net Income (loss)	$940,18	$543,190	$(1,141,127)
Other comprehensive income (loss), net of tax			
Unrealized gain (loss) on securities available for sale	(18,298)	94,236	(95,471)
Comprehensive Net Income (loss)	921,885	637,426	$(1,236,598)

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001	2000	1999
Cash Flows from Operating Activities			
Net income (loss)	$ 940,183	$ 543,190	$(1,141,127)
Noncash items included in net income (loss)			
Depreciation and amortization	534,276	291,706	121,420
Amortization of security premiums and accretion of discounts, net	119,958	43,141	-
Provision for possible loan losses	1,020,000	305,000	161,000
Increase in			
Mortgage loans held for sale, net	(42,782,919)	(27,068,001)	(7,575,263)
Accrued interest receivable	(407,234)	(455,242)	(161,082)
Other assets	(2,016,815)	(1,537,367)	(477,858)
Increase in			
Accrued interest payable	464,640	248,265	18,736
Other accrued expenses	1,442,617	167,115	51,173
Net Cash Provided (Used) by Operating Activities	(40,685,294)	(27,462,193)	(9,003,001)
Cash Flows from Investing Activities			
Increase in loans receivable, net	(54,997,070)	(28,714,843)	(15,428,373)
Purchase of securities available for sale	(9,822,545)	(3,533,276)	(3,870,333)
Paydown of securities available for sale	4,000,038	461,099	-
Payments for the purchase of property	(1,451,269)	(687,324)	(1,145,811)
Net Cash Used by Investing Activities	(62,270,846)	(32,474,344)	(20,444,517)
Cash Flows from Financing Activities			
Proceeds from issuance of common stock	2,970,520	-	8,232,333
Net increase in deposits	117,224,803	49,326,883	22,016,008
Net (decrease) increase in other borrowed money	(6,991,000)	3,242,000	6,789,000
Net Cash Provided by Financing Activities	113,204,323	52,568,883	37,037,341
Net Increase (Decrease) in Cash and Due from Banks	10,248,183	(7,367,654)	7,589,823
Cash and Due from Banks, beginning of period	222,169	7,589,823	-
Cash and Due from Banks, end of period	$ 10,470,352	$ 222,169	$ 7,589,823
Noncash Investing Activities			
Unrealized (loss) gain on securities available for sale, net	$ (18,298)	$ 94,236	$ 95,471

The Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Significant Accounting Policies

Millennium Bankshares Corporation (the Corporation), a Virginia bank holding corporation, was incorporated on December 1, 1998. On April 1, 1999, the Corporation acquired all of the outstanding shares of Millennium Bank N.A., (the Bank), a wholly owned subsidiary.

In March 1999, Millennium Brokerage Services, Inc. (Brokerage Services), a wholly owned subsidiary of the Corporation was incorporated. Millennium Capital, Inc., a wholly-owned subsidiary of Millennium Bank N.A., was incorporated in March 1999. In 2000, the Corporation formed two wholly-owned subsidiaries, Millennium e-Banking Solutions L.L.C. and Millennium Insurance Services, Inc.

Millennium Bank is a federally chartered national bank and is subject to regulation by the Office of the Comptroller of the Currency (OCC). The principal activities of the Bank are to attract deposits and originate loans. Millennium Capital, Inc., a wholly-owned subsidiary of the Bank conducts mortgage banking as permitted for nationally chartered banks by applicable regulations. The Bank is engaged in the general business of banking; aimed at serving individuals, small and medium sized businesses and the professional communities of Reston, Herndon and Fairfax County, Virginia. The Bank conducts full-service banking operations from its branch and headquarters located in Reston, Virginia.

The accounting and reporting policies of the Corporation are in accordance with generally accepted accounting principles and conform to general practices within the banking industry. The more significant of these policies are discussed below.

Principals of Consolidation

The accompanying consolidated financial statements include the accounts of Millennium Bankshares Corporation and its subsidiaries: Millennium Bank, N.A., Millennium Brokerage Services, Inc., Millennium e-Banking Solutions, L.L.C., and Millennium Insurance Services, Inc. All significant intercompany accounts and transactions have been eliminated.

Reclassifications

Certain reclassifications have been made to prior period balances to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from the estimates that were used.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)

Start Up Costs and Organizational Expenses

The Corporation and its subsidiaries have adopted Statement of Position 98-5, which permits expensing of costs of start up activities, including organizational expenses, as incurred.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks and federal funds sold.

Cash paid for interest amounted to $4,876,437 in 2001, $2,474,870 in 2000 and $213,334 in 1999

Loans, Loan Fees and Loans Held for Sale

Loans are stated at the principal amount outstanding, net of deferred loan fees. Interest on loans is generally computed using the simple interest method. Loan fees and related direct loan origination costs are deferred and recognized as an adjustment of yield over the life of the loan or currently upon the sale or repayment of the loans.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Credit card loans and other personal loans are typically charged-off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. The Corporation does not have loans in the nonaccural status at December 31, 2001 and 2000.

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost of estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges in income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)

Allowance for Possible Loan Losses

The provision for possible loan losses and the related allowance is established to reflect inherent, probable and known losses in the portfolio at December 31, 2001 and 2000. The allowance is increased by provisions for loan losses charged to operating expense and reduced by net charge-offs. The provisions are based on management's estimate of net realizable value or fair value of the collateral, as applicable, considering the current and future operating or sales conditions.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. The Corporation does not have loans classified as impaired at December 31, 2001 and 2000.

Securities Available for Sale

Securities to be held for indefinite periods of time and not intended to be held to maturity or on a long-term basis are classified as available for sale and accounted for at fair value on an aggregate basis. These include securities used as part of the Bank's asset/liability management strategy and may be sold in response to changes in interest rates, prepayment risk, the need or desire to increase liquidity, to satisfy regulatory requirements and other similar factors. The amortization of premiums and accretion of discounts are computed using a method that approximates the level yield method. Unrealized gains and losses of securities available for sale are excluded from earnings and included in the accumulated other comprehensive income component of stockholders' equity, net of related income taxes. Realized gains and losses of securities available for sale are included in net securities gains (losses) based on the specific identification method.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Federal Home Loan Bank Stock

Millennium, as a member of the Federal Home Loan Bank (FHLB) of Atlanta is required to hold shares of capital stock in the FHLB in an amount equal to 5 percent of its borrowings from the FHLB. This investment is recorded at cost, and it is pledged as collateral for advances from the FHLB. The amount of FHLB stock was $631,400 and $586,300, at December 31, 2001 and 2000, respectively, and was included in investment securities, available-for-sale in the consolidated balance sheets.

Bank Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Leasehold improvements are amortized over the shorter of the asset life or related lease using the straight-line method. Furniture and equipment are depreciated over estimated useful lives of five and seven years using the straight-line method. The Bank depreciates furniture and equipment using accelerated methods for income tax reporting.

Repurchase Agreements

Securities sold under agreements to repurchase mature daily, usually within one to thirty days, or over a set term, usually one to three years from the transaction date.

Stockholders' Equity

The Corporation was capitalized through a private offering circular dated November 24, 1998, for $8,266,400. Costs related to the private offering totalled $34,167, resulting in net capital proceeds of $8,232,233. The Corporation had a second private offering during the year ended December 31, 2001 raising $2,973,490. Costs related to the second private offering totaled $2,970 resulting in net capital proceeds of $2,970,520.

Banking laws and regulatory compliance restrict the availability of earnings for the payment of dividends.

Millennium Bankshares Corporation has 10,000,000, $5 par value shares authorized; 2,247,978 shares are issued and outstanding at December 31, 2001. During 2001, the Corporation's stock was split two shares for one. All references to the number of common shares and per common share amounts have been restated to give retroactive effect to the stock split for all periods presented. Additionally there are warrants to purchase 1,653,280 shares of common stock, which were issued to the original stockholders at $5 per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)

Income Taxes

The Corporation utilizes an asset and liability approach to accounting for income taxes. The objective is to recognize the amount of income taxes payable or refundable in the current year based on the Corporation's income tax return and the deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Corporations's financial statements or tax returns. The asset and liability method accounts for deferred income taxes by applying enacted statutory rates to temporary differences, the difference between financial statement amounts and tax bases of assets and liabilities. Deferred income tax liabilities or assets are adjusted to reflect changes in tax laws or rates in the year of enactment.

The Corporation pays state franchise tax in lieu of state income taxes.

Advertising

The Corporation follows the policy of charging the costs of advertising to expense as incurred.

Income per Common Share

The Corporation has adopted Statement of Financial Accounting Standards ("SFAS") No. 128 which establishes standards for computing and presenting earnings per share (EPS) for entities with publicly held common stock. The standard requires presentation of two categories of earnings per share, basic EPS and diluted EPS. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Corporation.

2. **SECURITIES AVAILABLE FOR SALE**

The amortized cost and approximate market value of securities available for sale as shown in the balance sheets of the Bank are as follows:

	Amortized Cost	Gross Unrealized Losses	Approximate Market Value
December 31, 2001			
U.S. Government and Agency Securities	$11,748,736	$30,051	$11,718,685
Equity securities	863,700	-	863,700
	$12,612,436	$30,051	$12,582,385

	Amortized Cost	Gross Unrealized Losses	Approximate Market Value
December 31, 2000:			
U.S. Government and Agency Securities	$6,080,769	$1,235	$6,079,534
Equity securities	818,600	-	818,600
	$6,899,369	$1,235	$6,898,134

The scheduled maturities of U.S. Government and Agency securities available for sale at December 31, 2001 were as follows:

	Amortized Cost	Approximate Market Value
Due from one year to 10 years	$ -	$ -
Over 10 years	11,748,736	11,718,685
	$11,748,736	$11,718,685

Investment securities with a carrying amount of $5,012,964 and $6,079,534 at December 31, 2001 and 2000, respectively, were pledged as collateral on Federal Home Loan Bank and Community Bankers Bank advances and for other purposes as required or permitted by law.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

3. LOANS RECEIVABLE

Loans receivable include the following at December 31:

	2001	2000
Mortgage loans	$62,084,550	$18,147,802
Commercial	24,614,401	15,132,779
Lines of credit	10,918,127	9,986,878
Consumer	1,119,882	714,106
Overdrafts	292,644	92,221
Subtotal	99,029,604	44,073,786
Provision for loan losses	(1,391,326)	(466,000)
Deferred loan costs (fees)	16,007	69,430
Totals	$97,654,285	$43,677,216

An analysis of the allowance for possible loan losses is as follows at December 31:

	2001	2000
Balance beginning of period	$ 466,000	$161,000
Provision for loan losses	1,020,000	305,000
Loans charged to reserve	(95,949)	-
Recoveries credited to reserve	1,275	-
Totals	$1,391,326	$466,000

Total mortgage loans pledged as collateral for Federal Home Loan Bank advances were $15,733,075 and $12,837,525 at December 31, 2001 and 2000, respectively. The total amount of loans being serviced by others was $56 million at December 31, 2001.

4. PREMISES AND EQUIPMENT

Premises and equipment include the following at December 31:

	2001	2000
Furniture and equipment	$2,754,764	$1,515,311
Leasehold improvements	534,000	325,184
	3,288,764	1,840,495
Less accumulated depreciation	(944,402)	(413,126)
	$2,344,362	$1,427,369

Depreciation of premises and equipment charged to expense amounted to $534,276, $291,706 and $121,420 in 2001, 2000 and 1999, respectively.

5. DEPOSITS

Deposits consist of the following at December 31:

	Weighted Average Interest Rate	2001	Weighted Average Interest Rate	2000
Non-interest bearing				
Demand deposits	0.00%	$ 27,721,861	0.00%	$ 8,159,957
Interest bearing				
Demand deposits	4.04%	5,222,263	2.70%	2,798,478
Savings deposits	2.21%	34,202,094	4.84%	11,494,515
Time deposits	5.48%	121,421,476	7.02%	48,889,941
	4.56%	$188,567,694	5.12%	$71,342,891

Time certificates of deposit in denominations of $100,000 or more totalled $89,535,932 in 2001 and $13,315,186 in 2000. Certificates of deposit mature as follows at December 31:

	2001	2000
3 months or less	$ 44,514,241	$11,487,237
3 to 12 months	42,545,905	25,239,919
1 to 5 years	32,564,411	8,807,697
Over 5 years	1,796,919	3,355,088
Totals	$121,421,476	$48,889,941

6. BORROWINGS

The Bank had borrowings outstanding as follows:

	Interest Rate	Maturity	Amount
December 31, 2001:			
Federal Home Loan Bank	6.48%	May 28, 2004	$ 400,000
Federal Funds Purchased	1.81%	Demand	2,640,000
			$3,040,000

	Interest Rate	Maturity	Amount
December 31, 2000:			
Federal Home Loan Bank	6.35%	Jan. 22, 2001	$ 6,275,000
	6.07%	May 29, 2001	750,000
	6.48%	May 28, 2004	400,000
Federal Funds Purchased	6.55%	Demand	2,606,000
			$10,031,000

Interest expense on borrowed funds was $284,180 for the year ended December 31, 2001 and $526,682 for the year ended December 31, 2000.

7. INCOME TAXES

The provision for income taxes consists of the following:

	2001	2000
Current provision	$ 501,000	$ -
Deferred benefit	(306,000)	-
Total provision for income taxes	$ 195,000	$ -

Deferred income taxes reflect temporary differences in the recognition of revenue and expenses for tax reporting and financial statement purposes, principally because certain items, such as the allowance for loan losses and loan fees, are recognized in different periods for financial reporting and tax return purposes. Realization of the deferred tax asset is dependent on generating sufficient taxable income. Although realization is not assured management believes it is more likely than not that all of the deferred tax asset will be realized.

Net deferred tax assets are comprised of the following at December 31:

Deferred Source	2001	2000
Net operating loss carry forward	$ -	$ 136,000
Start-up costs	24,000	35,000
Loan loss reserve	372,000	77,000
Unearned loan fees	(6,000)	(22,000)
Depreciation	(87,000)	(20,000)
Gross deferred tax assets	303,000	206,000
Valuation allowance	-	(206,000)
Net deferred tax asset	$303,000	$ -

The net deferred tax asset is included in other assets in the accompanying consolidated balance sheets.

The provisions for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory Federal income tax rate to pretax income as a result of the following differences:

	2001	2000
Statutory Federal income tax rate	34%	34%
Change in deferred tax asset valuation allowance	(17)	(34)
Effective tax rate	17%	0%

8. REGULATORY MATTERS

Millennium's primary supervisory agent is the OCC. The OCC has mandated certain minimum capital standards for the industry. In addition, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") outlines various levels of capital adequacy for the industry.

Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulation that, if undertaken, could have a direct material effect on Millennium's financial statements. Under capital adequacy guidelines, Millennium must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance-sheet items as calculated under qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Millennium to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined).

As of December 31, 2001, the most recent notification from the OCC categorized the Bank as well capitalized under the regulatory framework for prompt corrective actions. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institutions category.

Millennium's actual capital amounts and ratios are also presented in the tables below. (All dollar amounts are in thousands.)

	Actual		Minimum Capital Purposes		To be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001						
Total Capital						
(to risk-weighted assets)	$13,383	10.62%	$10,081	8.00%	$12,591	10.00%
Tier I						
(to risk-weighted assets)	11,992	9.52	5,040	4.00	7,560	6.00
Tier I (to average assets)	9,939	9.67	4,110	4.00	5,135	5.00
As of December 31, 2000						
Total Capital						
(to risk-weighted assets)	8,041	10.27	6,261	8.00	7,826	10.00
Tier I Capital						
(to risk-weighted assets)	7,575	9.68	3,130	4.00	4,700	6.00
Tier I Capital						
(to average assets)	6,231	11.71	2,130	4.00	2,660	5.00

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

9. **SUBSEQUENT EVENTS**

In February 2002, the Corporation completed its initial public offering and registration statement with the Securities and Exchange Commission (SEC). The Corporation is currently trading on the Nasdaq SmallCap Market under the symbol "MBVA". The Corporation raised a total of $8,625,000, selling a total of 1,437,500 shares of its common stock. Net proceeds from the offering were $8,003,445 after deducting the underwriting fee and other offering expenses. The proceeds from the sale of the shares will be used for general corporate purposes.

10. **OPERATING LEASES**

Millennium leases its corporate headquarters and most of its branch facilities under non-cancelable lease agreements. Most of these leases provide for the payment of property taxes and other costs by Millennium and include one or more renewal options ranging up to ten years.

The following are the future minimum lease payments at December 31, 2001:

Years ending December 31,	
2002	$ 486,171
2003	520,751
2004	536,367
2005	552,448
2006	531,157
2007 and thereafter	1,318,263
Total	$3,945,157

Rent expense amounted to $306,103, $212,189, and $108,364 for the years ended December 31, 2001, 2000 and 1999.

11. **INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS**

In the ordinary course of business, the Bank has granted loans to directors, executive officers, employees and their associates. These transactions have been made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons. Directors, officers, employees and their affiliated companies were indebted to the Bank for loans totaling $11,562,418 and $8,176,629 at December 31, 2001 and 2000, respectively. Deposits by related parties to the Bank totaled $6,158,799 and $5,539,454 at December 31, 2001 and 2000, respectively.

The Corporation paid $88,883 in 2001 and $14,254 in 2000 to the law firm of two directors who serve as legal counsel for the Corporation and its subsidiaries.

12. COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT

In the normal course of business, the Bank incurs certain contingent liabilities that are not reflected in the accompanying financial statements. Commitments under unfunded commitments approximated $5,137,223 in 2001 and $9,035,680 in 2000. The Bank does not anticipate any material losses as a result of these commitments.

The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant and equipment and income-producing commercial properties and residential properties.

Most of the Bank's loans, commitments, and commercial standby letters of credit have been granted to customers in the Bank's market area. The concentrations of credit by type of loan are set forth in Note 3. The distribution of commitments to extend credit approximates the distribution of loans outstanding. The Bank does not extend credit to any single borrower or group of related borrowers in excess of their legal lending limit.

13. STOCK OPTION PLAN

On August 12, 1999, the Corporation adopted an Incentive Stock Option Plan. The total number of shares granted under the plan cannot exceed 1,000,000 shares. The plan is administered by the Board of Directors of the Corporation and the plan will terminate as of August 11, 2009. The Board has authorized the Chairman of the Corporation the authority to grant 300,000 shares to key employees at his discretion. Under the plan the option price of the shares must be granted at not less than fair market value, the shares term may not exceed ten years and the options are not transferable.

	Number of Shares	Option Price Per Share
Outstanding, December 31, 1999	165,600	$5
Grants	209,366	5
Exercised	-	-
Canceled or expired	(8,700)	5
Outstanding, December 31, 2000	366,266	5
Grants	416,666	5
Exercised	-	-
Canceled or expired	(15,300)	5
Outstanding, December 31, 2001	767,632	$5

13. **STOCK OPTION PLAN** (continued)

The vesting period of the remaining options is as follows:

Vested and exercisable	139,063
February 1, 2002	145,472
February 1, 2003	145,472
February 1, 2004	145,472
February 1, 2005	114,013
February 1, 2006	78,140
	767,632

The Corporation adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation and will continue to apply Accounting Principles Board Statement No. 25 and related interpretations in accounting for its employee compensation plans. SFAS 123 establishes standards of financial accounting and reporting for stock-based employee compensation plans including stock option plans, stock purchase plans and other arrangements by which employees receive shares of stock or other equity instruments based on the market price of an entity's stock.

If the Corporation had elected to recognize compensation cost for the plan based on the fair value at the grant dates for awards under those plans, consistent with the method prescribed by SFAS No. 123, net income and earnings per share would have been changed to the pro forma amounts indicated below:

		2001	2000	1999
Net income	As reported	$940,183	$543,190	$(1,141,127)
	Pro forma	$806,579	$432,271	$(1,203,745)
Basic earnings per share	As reported	.45	.33	(.69)
	Pro forma	.39	.26	(.73)
Diluted earnings per share	As reported	.38	.33	(.69)
	Pro forma	.33	.26	(.73)

Compensation costs under SFAS 123 are recognized when the options are vested and exercisable. The fair value of Millennium Bankshares Corporation stock options used to compute pro forma net income and earnings per share disclosures is the estimated present value at grant date using the Black Scholes pricing model with the following assumptions: a risk free interest rate of 5.02 percent, no estimated dividend yield, an expected volatility of 10 percent and an expected holding period of five years.

14. **EARNINGS PER SHARE**

The following table shows the weighted average number of shares used in computing earnings per share and the effect on weighted average number of shares of potential dilutive common stock.

	For the Years Ended December 31,					
	2001		2000		1999	
	Shares	Per Share Amount	Shares	Per Share Amount	Shares	Per Share Amount
Net Income (loss)	2,066,512	$.45	1,653,280	$.33	1,653,280	$(.69)
Basic earnings per share						
Effect of dilutive securities						
Stock options	127,939		-		-	
Warrants	275,547		-		-	
Diluted earnings per share	2,469,998	$.38	1,653,280	$.33	1,653,280	$(.69)

Stock options and Warrants to purchase common stock were outstanding during 2000 and 1999 but were not included in the computation of EPS because the options' exercise price was greater than the average market price of the common shares.

15. **PARENT COMPANY ACTIVITY**

Millennium Bankshares Corporation owns all of the outstanding shares of the Bank. Accordingly, the balance sheet and statement of income for the Corporation only, are as follows at December 31:

BALANCE SHEETS

	2001	2000
Assets:		
Cash and due from banks	$ 63,411	$ 31,876
Investment in subsidiaries	12,283,677	7,487,092
Other assets	128,378	114,093
Total Assets	$12,475,466	$7,633,061
Liabilities:		
Short term line of credit	$ 950,000	$ -
Stockholder's Equity:		
Common stock	11,202,753	8,232,233
Accumulated other comprehensive loss	(19,533)	(1,235)
Retained earnings (deficit)	342,246	(597,937)
Total Liabilities and Stockholders' Equity	$12,475,466	$7,633,061

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

15. **PARENT COMPANY ACTIVITY** (continued)

STATEMENTS OF INCOME

	2001	2000
Equity in earnings of subsidiaries	$919,884	$538,893
Interest income, net	20,299	4,297
Net income	$940,183	$543,190

STATEMENTS OF CASH FLOWS

	2001	2000
Cash Flows from Operating Activities		
Net income (loss)	$ 940,183	$ 543,190
Increase in other assets	(14,285)	(67,468)
Net Cash Provided by Operating Activities	925,898	475,722
Cash Flows from Investing Activities		
Increase in investment subsidiaries	(4,814,883)	(1,608,757)
Cash Flows from Financing Activities		
Proceeds from short term borrowings	950,000	-
Proceeds from issuance of common stock	2,970,520	-
Net Cash Provided by Financing Activities	3,920,520	-
Net Increase (Decrease) in Cash and Due from banks	31,535	(1,133,035)
Cash and Due from Banks, beginning of period	31,876	1,164,911
Cash and Due from Banks, end of period	$ 63,411	$ 31,876
Noncash Investing Activities		
Unrealized gain (loss) on securities available for sale, net	$ (18,298)	$ (94,236)

16. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The assumptions used and the estimates disclosed represent management's best judgment of appropriate valuation methods. These estimates are based on pertinent information available to management as of the respective reporting dates. In certain cases, fair values are not subject to precise quantification or verification and may change as economic and market factors, and management's evaluation of those factors change.

Although management uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. Therefore, these fair value estimates are not necessarily indicative of the amounts that Millennium would realize in a market transaction. Because of the wide range of valuation techniques and the numerous estimates which must be made, it may be difficult to make reasonable comparisons of Millennium's fair value information to that of other financial institutions. It is important that the many uncertainties discussed above be considered when using the estimated fair value disclosures and to realize that because of these uncertainties, the aggregate fair value amount should in no way be construed as representative of the underlying value of Millennium. The estimated fair values of Millennium's financial instruments at December 31, 2001 and 2000 are as follows:

	December 31, 2001		December 31, 2000	
($ in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and Federal funds	$ 10,470	$ 10,470	$ 222	$ 222
Loans held for sale	77,426	77,426	34,643	34,643
Loans receivable, net	97,654	103,654	43,677	45,622
Available-for-sale securities	12,582	12,582	6,898	6,898
Financial liabilities:				
Deposits	188,568	194,671	71,343	74,561
Other borrowings	5,433	5,433	10,516	10,516

The following methods and assumptions were used to estimate the fair value amounts at December 31, 2001 and 2000:

Cash and Cash Equivalents

Carrying amount approximates fair value.

Available-for-Sale Securities

Fair value is based on quoted market prices.

Loans Receivable, Net of Allowance

Fair value of loans is estimated using discounted cash flow analyses based on contractual repayment schedules. The discount rates used in these analyses are based on either the interest rates paid on U.S. Treasury securities of comparable maturities adjusted for credit risk and non-interest operating costs or the interest rates currently offered by Millennium for loans with similar terms to borrowers of similar credit quality.

16. **ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS** (continued)

Loans Held for Sale

Fair value is based on selling prices arranged by arms-length contracts with third parties.

Deposits

The carrying amount of deposit liabilities payable on demand, consisting of NOW accounts, money market deposits, statement savings and other deposit accounts approximates fair value. Fair value of fixed-rate certificates of deposit is estimated based on discounted cash flow analyses using the remaining maturity of the underlying accounts and interest rates currently offered on certificates of deposit with similar original maturities.

Borrowings

The carrying amount of short-term FHLB advances approximates fair value. Fair value of all other borrowings is estimated based on discounted cash flow analyses using the remaining maturity of the borrowings and interest rates currently in effect on borrowings with similar original maturities.

17. **QUARTERLY FINANCIAL INFORMATION**

(in thousands, except share data)	Quarter Ended December 31, 2001	Quarter Ended September 30, 2001	Quarter Ended June 30, 2001	Quarter Ended March 31, 2001
Interest income	$3,116	$2,640	$2,092	$2,196
Net interest income	1,358	1,383	946	1,016
Provision for loan losses	250	350	255	165
Income before income taxes	253	323	292	267
Net income	171	210	292	267
Earnings per share:				
Basic	$.07	$.09	$.13	$.16
Diluted	.06	.07	.11	.14

	Quarter Ended December 31, 2000	Quarter Ended September 30, 2000	Quarter Ended June 30, 2000	Quarter Ended March 31, 2000
Interest income	$2,134	$1,382	$1,045	$770
Net interest income	926	679	565	437
Provision for loan losses	160	75	45	25
Income before income taxes	254	294	17	(22)
Net income	254	294	17	(22)
Earnings per share:				
Basic	$.15	$.18	$.01	$(.01)
Diluted	.15	.18	.01	(.01)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The following commentary discusses major components of Millennium's business and presents an overview of its consolidated financial position at December 31, 2001and December 31, 2000 as well as results of operations for the years ended December 31, 2001, 2000, and 1999. This discussion should be reviewed in conjunction with the consolidated financial statements and accompanying notes and other statistical information presented elsewhere in this annual report.

Millennium is not aware of any current recommendations by regulatory authorities, which, if implemented, would have a material affect on its liquidity, capital resources or results of operations. There are no agreements between Millennium and the Federal Reserve, the Office of the Comptroller of the Currency or the Federal Deposit Insurance Corporation. No regulatory agency has made any recommendations concerning the operations of Millennium that could have a material affect on its liquidity, capital resources or results of operations.

As we discuss below, our financial condition and results of operations have been impacted positively by the steps that we have taken as part of our business strategy. In addition to our branch office growth, aggressive pricing, increased marketing and bank consolidation in our principal market, our financial results have also been impacted positively by economic growth in our market area since 1998. The current economic downturn has affected a number of businesses in our market area, but we take certain steps to limit any impact that this downturn could have on us. For example, we continually monitor our loan portfolio in order to identify any potential weaknesses, which could indicate a potential negative trend that we would address. See " Asset Quality" on page 37 for more information on the steps that we take with respect to our loan portfolio. In addition, as part of our business strategy, we closely examine our marketing efforts under existing economic conditions with a view to make appropriate adjustments to our products and services, such as loans and deposits, in order to withstand an economic downturn.

Net Income

Net income for the year ended December 31, 2001 was $940,183 ($0.45 per basic share and $0.38 per diluted share), compared to $543,190 ($0.33 per basic and diluted share) for the same period in 2000. The increase in earnings from 2000 to 2001 is a result of increased net interest income, growth and the expansion of its commercial and mortgage operations.

Income increased for the year ended December 31, 2001 due to increased net interest income and increased volume from commercial loans and its mortgage banking operations.

Net Interest Income

Net interest income is a major component of Millennium's earnings and is equal to the amount by which interest income exceeds interest expense. Earning assets consist primarily of loans and securities, while deposits and borrowings represent the major portion of interest bearing liabilities. Changes in the volume and mix of assets and liabilities, as well as changes in the yields and rates paid, determine changes in net interest income. The net interest margin is calculated by dividing net interest income by average interest earning assets.

Our net interest margin is sensitive to the volume of mortgage loan originations. All fixed rate mortgage loans are sold; servicing released, in the secondary mortgage market. When the volume of mortgage loan originations increases, typically in a declining interest rate environment, funds advanced in settlement of mortgage loans increases, pending delivery of the loans to the loan purchaser. Until a mortgage loan is transferred to the purchaser, we receive interest on the loan at the note rate. Funds advanced in settlement of mortgage loans are financed to a large extent with brokered certificates of deposit with maturities of one to six months. While such funds advanced contribute to net interest income, the interest rate spread on this item is not as great as the spread on our loan portfolio, which normally carries a higher interest yield and is financed with lower cost deposits. Thus, as funds advanced in settlement of mortgage loans increase, the interest spread and the net interest margin decrease.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net interest income was $4.7 million for the year ended December 31, 2001 compared to $2.6 million for the year ended December 31, 2000, an increase of 80.4%. This improvement in the net interest income was due to the volume increases in the loan portfolio. Average loans for the year ended December 31, 2001 were $111.9 million, a 130.0% increase over the same period in 2000. As a result of match funding loans and reductions in the prime lending rate in the year 2001, the net interest margin decreased to 3.82% for the year ended December 31, 2001, compared to 4.78% for the year ended December 31, 2000.

Average loans increased 130.0% for the year ended December 31, 2001. The average yield on average loans decreased 167 basis points from 10.18% for the year ended December 31, 2000 to 8.51% for the same period in 2001. The yield on interest bearing deposits decreased from 6.02% for the year ended December 31, 2000 to 5.13% for the same period in 2001. The cost of average total interest bearing liabilities decreased from 6.07% for the year ended December 31, 2000 to 5.07% for the same period in 2001. The average rate paid on money market accounts decreased 50 basis points from 4.54% for the year ended December 31, 2000 to 4.04% for the same period in 2001. The average rate paid on certificates of deposits decreased 144 basis points from 6.92% for the year ended December 31, 2000 to 5.48% for the same period in 2001.

The following table describes the impact on Millennium's interest income resulting from changes in average balances and average rates for the periods indicated. The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

	Year Ended December 31					
		2001			2000	
(Dollars in thousands)	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets						
Interest earning assets:						
Securities	$ 6,941	$ 373	5.37%	$ 5,327	$ 343	6.43%
Loans, net	111,874	9,515	8.51%	48,639	4,952	10.18%
Federal funds sold	4,377	156	3.56%	568	35	6.24%
Total interest-earning assets/ Total interest income	123,192	10,044	8.15%	54,534	5,330	9.77%
Noninterest earning assets:						
Other assets	6,380			3,363		
Total noninterest earning assets	6,380			3,363		
Total assets	$129,572	$10,044		$57,897	$5,330	
Liabilities and Stockholders' Equity						
Interest bearing liabilities:						
Demand/MMDA accounts	$23,212	$937	4.04%	$13,499	$ 613	4.54%
Savings	273	6	2.20%	175	4	2.43%
Certificates of deposit	75,492	4,138	5.48%	22,807	1,579	6.92%
Total interest bearing deposits	98,977	5,081	5.13%	36,481	2,196	6.02%
FHLB advances and other borrowings	6,455	260	4.03%	8,372	527	6.29%
Total interest bearing liabilities/total interest expense	44,853	5,341	5.07%	44,853	2,723	6.07%
Non interest bearing liabilities:						
Other liabilities	13,870			6,669		
Total liabilities	119,302			51,522		
Stockholders' equity	10,270			6,375		
Total liabilities and stockholders' equity	$129,572	$4,703		$57,897	$2,723	
Interest spread [1]			3.09%			3.70%
Net interest income/net interest margin [2]		$4,703	3.82%		$2,607	4.78%

(1) Interest spread is the average yield earned on earning assets, less the average rate incurred on interest bearing liabilities.

(2) Net interest margin is net interest income, expressed as a percentage of average earning assets.

	Year Ended December 31					
	2000			1999		
(Dollars in thousands)	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets						
Interest earning assets:						
Securities	$ 5,327	$ 343	6.43%	$ 3,190	$117	4.87%
Loans, net	48,639	4,952	10.18%	8,621	601	9.30%
Federal funds sold	568	35	6.24%	2,689	135	6.73%
Total interest-earning assets/ Total interest income	54,534	5,330	9.77%	14,500	853	7.84%
Noninterest earning assets:						
Other assets	3,363			1,897		
Total noninterest earning assets	3,363			1,897		
Total assets	$57,897	$5,330		$16,397	$853	
Liabilities and Stockholders' Equity						
Interest bearing liabilities:						
Demand/MMDA accounts	$13,499	$ 613	4.54%	$ 5,031	$111	2.94%
Savings	175	4	2.43%	81	2	3.38%
Certificates of deposit	22,807	1,579	6.92%	1,744	71	5.44%
Total interest bearing deposits	36,481	2,196	6.02%	6,856	184	3.58%
FHLB advances and other borrowings	8,372	527	6.29%	1,442	48	4.43%
Total interest bearing liabilities/ total interest expense	44,853	2,723	6.07%	8,298	232	3.73%
Non interest bearing liabilities:						
Other liabilities	6,669			2,018		
Total liabilities	51,522			10,316		
Stockholders' equity	6,375			6,081		
Total liabilities and stockholders' equity	$57,897	$2,723		$16,397	$232	
Interest spread (1)			3.70%			4.11%
Net interest income/net interest margin (2)		$2,607	4.78%		$621	5.71%

(1) Interest spread is the average yield earned on earning assets, less the average rate incurred on interest bearing liabilities.

(2) Net interest margin is net interest income, expressed as a percentage of average earning assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	Year Ended December 31, 2001 Compared to Year Ended December 31, 2000 Change Due To:			Year Ended December 31, 2000 Compared to Year Ended December 31, 1999 Change Due To:		
(Dollars in thousands)	Volume	Rate	Increase (Decrease)	Volume	Rate	Increase (Decrease)
Interest income:						
Securities	$ 104	$ (73)	$ 31	$ 78	$ 148	$ 226
Loans	6,438	(1,876)	4,562	2,789	1,562	4,351
Interest bearing deposits in other banks	235	(114)	121	(106)	6	(100)
Total interest income	6,777	(2,063)	4,714	2,761	1,716	4,477
Interest expense:						
Interest bearing deposits:						
Demand/MMDA accounts	442	(118)	324	186	316	502
Savings	2	(1)	1	2	0	2
Certificates of deposit	3,647	(1,088)	2,559	860	648	1,508
FHLB advances and other	(121)	(145)	(266)	230	249	479
Total interest expense	3,970	(1,352)	2,618	1,278	1,213	2,491
Net interest income	$2,807	$(711)	$2,096	$1,483	$ 503	$1,986

Interest Sensitivity

An important element of both earnings performance and liquidity is the management of the interest sensitivity gap. The interest sensitivity gap is the difference between interest-sensitive assets and interest-sensitive liabilities maturing or repricing within a specific time interval. The gap can be managed by repricing assets or liabilities, by selling investments, by replacing an asset or liability prior to maturity, or by adjusting the interest rate during the life of an asset or liability. Matching the amounts of assets and liabilities repricing in the same time interval helps to hedge the risk and minimize the impact on net income due to changes in market interest rates. Millennium evaluates interest rate risk and then formulates guidelines regarding asset generation and pricing, funding sources and pricing, and off-balance sheet commitments in order to decrease sensitivity risk. These guidelines are based upon management's outlook regarding future interest rate movements, the state of the regional and national economy, and other financial and business risk factors.

At December 31, 2001, Millennium had $11.5 million more assets than liabilities that reprice within one year or less and therefore was in an asset sensitive position. A positive gap can adversely affect earnings in periods of falling interest rates. This positive position is the result of the held for sale mortgage loan portfolio.

Millennium has an Asset/Liability Committee, which reviews deposit pricing, changes in borrowed money, investment and trading activity, loan sale activities, liquidity levels and the overall interest sensitivity. The actions of this committee are reported to the Board of Directors quarterly. The daily monitoring of the Chief Financial Officer manages interest rate risk, investment and trading activity, along with any other significant transactions with input from other committee members.

The following table presents the amounts of Millennium's interest sensitive assets and liabilities that mature or reprice in the periods indicated.

	December 31, 2001 Maturing or Repricing In:			
	3 Months or less	4-12 Months	1-5 Years	Over 5 Years
(Dollars in thousands)				
Interest-sensitive assets:				
Loans[1]	$ 105,509	$ 8,162	$ 52,650	$ 8,759
Investments and mortgage-backed securities[2]	11,719	-	-	864
Deposits at other institutions	9,714		-	-
Total interest-sensitive assets	126,942	8,162	52,650	9,623
Cumulative interest-sensitive assets	126,942	135,104	187,754	197,377
Interest-sensitive liabilities:				
NOW accounts [3]	-	-	5,222	-
Money market deposit accounts	-	33,862	-	-
Savings accounts [4]	-	-	341	-
Certificates of deposit	44,514	42,546	32,564	1,797
Borrowed money	2,640	-	400	0
Total interest-sensitive liabilities	47,154	76,408	38,527	1,797
Cumulative interest-sensitive liabilities	$ 47,154	$ 123,562	$162,089	$ 163,886
Period gap	$ 79,788	$(68,246)	$14,123	$ 7,826
Cumulative gap	78,788	11,542	25,665	33,491
Ratio of cumulative interest-sensitive assets to interest-sensitive liabilities	269.21%	109.34%	115.83%	120.44%
Ratio of cumulative gap to total assets	38.82%	5.62%	12.49%	16.30%
Total Assets	$205,526	$205,526	$205,526	$205,526

(1) Includes mortgage loans held for sale.
(2) Includes Federal Home Loan Bank stock.
(3) Millennium has found that NOW accounts are generally not sensitive to changes in interest rates and therefore has placed such deposits in the "over 5 years" category.
(4) In accordance with standard industry practice, weighted average life factors have been applied to savings and money market deposit accounts.

Contractual principal repayments of loans do not necessarily reflect the actual term of Millennium's loan portfolio. The average life of mortgage loans is substantially less than their contractual terms because of loan prepayments and enforcement of due-on-sale clauses, which gives Millennium the right to declare a loan immediately due and payable in the event, among other things, the borrower sells the real property subject to the mortgage and the loan is not repaid. In addition, certain borrowers increase their equity in the security property by making payments in excess of those required under the terms of the mortgage.

Investments

At December 31, 2001, Millennium had $12.6 million in total available for sale securities, an increase of 82.4% from $6.9 million at December 31, 2000. The increase reflects the net effect of purchases of these securities with excess capital and dispositions of callable securities that were called during this period.

The following tables show the amortized cost and fair market value of investment securities at the dates indicated.

	December 31, 2001		December 31, 2000	
	Cost	Market	Cost	Market
(Dollars in thousands)				
Held-to-maturity				
US Government & Agency Securities	0	0	0	0
Other	0	0	0	0
Total held-to-maturity	0	0	0	0
Available for sale				
US Government & Agency Securities	$11,749	$11,719	$6,081	$6,080
Other	0	0	0	0
Total available for sale	11,749	11,719	6,081	6,080
Trading				
U.S. Government Obligations	0	0	0	0
Total Trading	0	0	0	0
Other				
Federal Home Loan Bank Stock	631	631	586	586
Federal Reserve Bank Stock	174	174	174	174
Community Bankers Bank	59	59	59	59
Total	$12,612	$12,583	$6,900	$6,899

The following tables set forth the composition of Millennium's investment portfolio at the dates indicated.

	December 31			
	2001		2000	
	Book Value	% of Total	Book Value	% of Total
(Dollars in thousands)				
Investment securities:				
US Government & Agency Securities	$11,749	93.15%	$6,081	88.13%
Treasury notes	0	0	0	0
Other	0	0	0	0
Subtotal	11,749	93.15	6,081	88.13
Other:				
Federal Home Loan Bank Stock	631	5.00%	586	8.50%
Federal Reserve Bank Stock	174	1.38	174	2.52
Community Bankers Bank	59	.47	59	.85
Total Investment Securities	$12,612	100.00%	$6,900	100.00%

Loans

Net loans consist of total loans, deferred loan fees and the allowance for loan losses and exclude loans held for sale. Net loans were $97.7 million at December 31, 2001, an increase of 54.0 million or 123.6% over the December 31, 2000 balance of $43.7 million. Mortgage loans held for sale were $77.4 million at December 31, 2001 an increase of $42.8 million or 123.4% over the December 31, 2000 balance of $34.6 million. Mortgage loans held for sale typically turnover on average every 30 days. The following table sets forth the composition of Millennium's loan portfolio in dollars at the dates indicated.

	December 31	
	2001	2000
(Dollars in thousands)		
Mortgage loans[1]	$62,085	$18,148
Commercial real estate	10,918	9,987
Construction and land loans	0	0
Total real estate	73,003	28,135
Commercial business loans	24,614	15,133
Consumer loans	1,120	714
Overdrafts	292	92
Total loans receivable	$99,029	$44,074
Less:		
Undistributed loans in process	0	0
Deferred fees and unearned discounts	16	(69)
Allowance for losses	1,391	466
Total net items	0	0
Total loans receivable, net	$97,654	$43,677

[1] Amounts exclude loans held for sale.

The growth of our loan portfolio reflects our growth strategy in the mortgage lending area. At December 31, 2001, we had commercial business loans totaling $24.6 million or 24.9% of the total portfolio. Residential mortgage loans were $62.1 million, which represented 62.7% of gross loans. The dollar amount of Millennium's residential mortgage loans has increased dramatically since December 31, 2000. This reflects a decision to emphasize mortgage lending and portfolio adjustable rate mortgage loans with interest adjustment periods not to exceed seven years. All new conforming fixed-rate mortgage loans are sold in the secondary mortgage market.

For all periods presented in this annual report, there were no non-accruals, past due or restructured loans. In addition, there were no other non-performing loans or foreclosed real estate.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Asset Quality

Asset quality is an important factor in the successful operation of a financial institution. Banking regulations require institutions to classify their own assets and to establish prudent general allowances for losses for assets classified as substandard or doubtful. For the portion of assets classified as loss, an institution is required to either establish specific allowances of 100% of the amount classified or charge such amounts off its books.

Assets, which do not currently expose Millennium to sufficient risk to warrant classification in one of the aforementioned categories, but posses potential weaknesses are required to be designated special mention by management. These loans are monitored closely to ensure that there is no further deterioration in the loan. On the basis of management's review of its assets, at December 31, 2001, Millennium had classified $441,000 of its assets as substandard and none as doubtful or loss. Millennium writes off any loans that are classified as loss.

Unless well secured and in the process of collection, Millennium places loans on a non-accrual status after being delinquent greater than 90 days, or earlier in situations in which the loans have developed inherent problems that indicate payment of principal and interest may not be made in full. Whenever the accrual of interest is stopped, previously accrued but uncollected interest income is reversed. Thereafter, interest is recognized only as cash is received. The loan is reinstated to an accrual basis after it has been brought current as to principal and interest under the contractual terms of the loan. For all periods presented in this prospectus, there were no non-accrual, past due or restructured loans. In addition, there were no other non-performing loans or foreclosed real estate.

Delinquent and problem loans

When a borrower fails to make a required payment on a loan, Millennium attempts to cure the delinquency by contacting the borrower. A notice is mailed to the borrower after a payment is 15 days past due and again when the loan is 30 days past due. For most loans, if the delinquency is not cured within 60 days, Millennium issues a notice of intent to foreclose on the property and if the delinquency is not cured within 90 days, Millennium may institute foreclosure action. In most cases, deficiencies are cured promptly.

Allowance for losses on loans and real estate

Millennium provides valuation allowances for anticipated losses on loans and real estate when its management determines that a significant decline in the value of the collateral has occurred, and if the value of the collateral is less than the amount of the unpaid principal of the related loan plus estimated costs of acquisition and sale. In addition, Millennium also provides reserves based on the dollar amount and type of collateral securing its loans, in order to protect against unanticipated losses. A loss experience percentage is established for each loan type and is reviewed annually. Each month, the loss percentage is applied to the portfolio, by product type, to determine the minimum amount of reserves required. Although management believes that it uses the best information available to make such determinations, future adjustments to reserves may be necessary, and net income could be significantly affected, if circumstances differ substantially from assumptions used in making the initial determinations.

An analysis of the allowance for loan losses, including charge-off activity, is presented below for the periods indicated. The increases in our allowance for loan losses are the result of adjustments that management has made in response to the growth of our loan portfolio.

	Year Ended December 31	
	2001	2000
(Dollars in thousands)		
Balance at beginning of period	$ 466	$ 161
Provision charged to operations	1,020	305
Charge-offs:		
Real estate	96	0
Consumer	0	0
Commercial	0	0
Recoveries:		
Real estate	1	0
Consumer	0	0
Commercial	0	0
Net Charge-offs	95	-
Balance, end of period	$1,391	$ 466
Allowance for loan losses to period end total loans	.79%	.59%
Allowance for loan losses to nonaccrual loans	0%	0%
Net charge-offs to average loans	.0009%	0%

Provision for loan losses

For the year ended December 31, 2001, the provision for loan losses was $1,020,000 compared to $305,000 for the year ended December 31, 2000. The provision for loan losses is a current charge to earnings to increase the allowance for loan losses. We have established the allowance for loan losses to reflect inherent, probable and known losses in the loan portfolio. Our opinion is that the allowance for loan losses at December 31, 2001 remains adequate, based on our internal analysis that the allowance is sufficient to cover any potential losses in our loan portfolio. Although we believe that the allowance is adequate, there can be no assurances that additions to the allowance will not be necessary in future periods, which would adversely affect our results of operations. The allowance for loan losses at December 31, 2001 was $1,391,000 or 0.8% of total loans receivable compared to $466,000 or 0.6% at December 31, 2000. Millennium monitors its loan loss allowance monthly and makes provisions as necessary.

A breakdown of the allowance for loan losses in dollars and loans in each category to total loans in percentages is provided in the following tables. Because all of these factors are subject to change, the breakdown does not necessarily predict future loan losses in the indicated categories.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	December 31, 2001		December 31, 2000	
	Allowance	Ratio of Loans to Total Gross Loans	Allowance	Ratio of Loans to Total Gross Loans
(Dollars in thousands)				
Mortgage loans	$ 689	49.5%	$ 231	67.1%
Commercial	580	41.7	87	19.26
Lines of credit	100	7.2	139	12.7
Consumer	22	1.6	9	0.9
Unallocated overdrafts	0	0.0	0	0.1
Total	$1,391	100.0%	$466	100.0%

Non-Interest Income

General. Millennium's non-interest income consists primarily of loan fees, net gains on sale of loans and fees and service charges on deposit accounts. Service charges and commissions from Millennium Insurance Services and Millennium Brokerage Services represent less than 5% of total non-interest income as of December 31, 2001. The following table presents information on the sources and amounts of non-interest income.

	Year Ended December 31		
	2001	2000	1999
(Dollars in thousands)			
Service charges, commissions and fees	$ 94	$ 50	$ 5
Mortgage banking operations income	5,138	3,856	432
Other income	164	143	44
Total	$5,396	$4,049	$481

For the year ended December 31, 2001, non-interest income was $5.4 million, compared to $4.0 million for the year ended December 31, 2000. This increase was a result of general growth in our business. In addition, service charges on deposit accounts have increased $44,000 to $94,000 for the same period.

Mortgage Banking Operations. The principal source of revenue from our mortgage banking operations is income from sales of residential mortgage loans. Gains from the sale of mortgage loans were $5.1 million for the year ended December 31, 2001, an increase of $1.2 million over loan sale gains for the year 2000. The substantially higher gains in 2001 reflect both the higher loan origination volume and a climate of falling interest rates, beginning in late 2000.

Millennium originates fixed rate and adjustable rate residential mortgage loans through its retail branches and operating subsidiaries. In addition, we purchase residential mortgage loans on a limited basis from selected mortgage brokers. In the year ended December 31, 2001, we originated and purchased $352.0 million of residential mortgage loans, an increase of $232.0 million over the year ended December 31, 2000.

During the year ended December 31, 2001 and the year ended December 31, 2000, Millennium sold $262.6 million and $81.3 million, respectively, of loans and pools of loans.

The tables that follow summarize residential mortgage loan originations, purchases and sales by type of loan for the periods indicated.

	December 31			
	2001		2000	
(Dollars in thousands)	Amount	% of Total	Amount	% of Total
Mortgage Loans Originated and Purchased				
Fixed Rate				
First Mortgage	$193,700	55.02%	$2,989	2.48%
Second Mortgage	104,662	29.73	106,776	88.75
Adjustable Rate				
First Mortgage	53,712	15.25	10,545	8.77
Second Mortgage	0	0.00	0	0
Total Residential Mortgage Loans Originated and Purchased	$352,074	100.00%	$120,310	100.00%
Mortgage Loans Sold				
Fixed Rate				
First Mortgage	$130,405	49.68%	$2,695	3.32%
Second Mortgage	114,809	43.74	75,240	92.59
Adjustable Rate				
First Mortgage	17,292	6.58	3,328	4.09
Second Mortgage	0	0.00	0	0
Total Mortgage Loans Sold	$262,506	100.00%	$81,263	100.00%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We make mortgage loans through Millennium Bank and its majority owned operating subsidiaries. In the year ended December 31, 2001, 40.3% of our residential mortgage loan production came from our non-banking operating subsidiaries. Each operating subsidiary's loan production consists primarily of loans to consumers acquired through the Internet, direct mail and brokers. In each case the minority shareholder may terminate its relationship with the operating subsidiary on six months notice. Our remaining residential mortgage loan production comes from Millennium Bank.

We sell residential first and second mortgage loans in the secondary mortgage market to institutional purchasers. All second mortgage loans and all fixed rate first mortgage loans originated or purchased are held for sale. Millennium does not presently originate federally insured or guaranteed mortgage loans or sell loans to government agencies. We do not swap mortgage loans for mortgage backed securities. All loan sales are for cash. When we sell loans we give customary representations and warranties. If we breach those representations and warranties, a buyer of loans can require us to repurchase the loans.

Mortgage banking activities generally involve risks of loss if secondary mortgage market interest rates increase substantially while a loan is in the "pipeline" (the period beginning with the application to make or the commitment to purchase a loan and ending with the sale of the loan). In order to reduce this interest rate risk, we sell each fixed rate first mortgage loan when the borrower locks in the interest rate on the loan. Millennium sells pools of second mortgage loans to institutional purchasers and will hold closed loans pending delivery to a purchaser. While our policy is to sell all fixed rate second mortgage loans within 60 days of origination, we do accept the risk of changing interest while we hold a second mortgage loan. Millennium does not use options, futures or other derivatives to hedge its interest rate risk.

In an environment of stable interest rates, our gains on the sale of mortgage loans would generally be limited to those gains resulting from the yield differential between retail mortgage loan interest rates and rates required by secondary market purchasers. A loss from the sale of a loan may occur if interest rates increase between the time we establish the interest rate on a loan and the time the loan is sold.

Periods of rising interest rates will adversely affect our income from our mortgage banking operations. In periods of rising interest rates, consumer demand for new mortgages and refinancing decreases, which in turn adversely affects our mortgage lending. Because of the uncertainty of future loan origination volume and the future level of interest rates, there can be no assurance that we will realize gains on the sale of loans in future periods.

Increases and decreases in our mortgage banking income (which consists primarily of gains on sales of mortgage loans) tend to offset decreases and increases in the net interest margin. In a climate of lower or declining interest rates, our net interest margin will tend to decrease as the yield on interest earning assets decreases faster than the cost of interest bearing liabilities. Mortgage banking income, in contrast, tends to increase in times of lower or declining interest rates, as refinancing activity leads to an increase in mortgage loan originations. In a climate of rising or higher interest rates, the net interest margin will tend to increase, while a decrease in mortgage loan originations leads to a decrease in mortgage banking income.

We defer fees we receive in loan origination, commitment and purchase transactions. Deferred income pertaining to loans held for sale is taken into income at the time of sale of the loan. On a quarterly basis, mortgage loans held for sale are marked to the lower of aggregate cost or market value.

Non-Interest Expenses

For the year ended December 31, 2001, non-interest expenses were $7.9 million, compared to $5.8 million for the year ended December 31, 1999. The increases in the year ended December 31, 2001 compared to December 31, 2000 was due to increased costs associated with the expanded branch network and staffing the mortgage operation.

	Year Ended December 31	
	2001	2000
(Dollars in thousands)		
Personnel	$5,045	$3,456
Occupancy	486	303
Furniture, equipment & computers	608	336
Marketing fees	232	764
Professional fees	194	60
Administrative expense	1,379	889
Total	$7,944	$5,808

Income Taxes

Millennium recorded income tax expense in the amount of $194,000 for the year ended December 31, 2001. There was no income tax expense for the year ended December 31, 2000.

As of December 31, 2001, we have approximately $303,000 of net deferred tax assets on our books. In addition to federal income taxes the bank pays a Virginia State franchise tax. For the year ended December 31, 2001, the franchise taxes amounted to $42,930 and expensed $32,198.

Sources of Funds

Deposits

Deposits have been the principal source of Millennium's funds for use in lending and for other general business purposes. At present, Millennium has employed alternative methods of gathering deposits to fund our mortgage loan operations including brokered deposits. Brokered deposits are deposits that we obtain from other banks through brokers for a fee. Brokered deposits are available in bulk, and they provide a quicker source of funding than traditional core deposits. Additionally, brokered deposits do not require additional spending for marketing or education of employees. The brokered deposits that we obtain consist primarily of jumbo 30 day to 180 day certificates of deposits, which increase Millennium's overall cost of funds and decrease our net interest margin.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In addition to deposits, Millennium derives funds from loan repayments, cash flows generated from operations, which includes interest credited to deposit accounts, repurchase agreements entered into with commercial banks and Federal Home Loan Bank of Atlanta advances. Borrowings may be used to compensate for reductions in deposits or deposit-inflows at less than projected levels and have been used on a longer-term basis to support expanded lending activities.

Millennium attracts both short-term and long-term deposits from the general public by offering a wide assortment of accounts and rates. Millennium offers statement savings accounts, various checking accounts, various money market accounts, fixed-rate certificates with varying maturities, individual retirement accounts and is expanding to provide products and services for businesses and brokered deposits. Millennium's principal use of deposits is to originate loans and fund investment securities.

At December 31, 2001, deposits were $188.6 million, an increase of 164.3% from $71.3 million at December 31, 2000 and up 224.1% from $22.0 million at December 31, 1999. The deposit growth is a reflection of branch office growth, aggressive pricing, increased marketing and bank consolidation in Millennium's principal market. In order to reduce the overall cost of funds and reduce our reliance on high cost time deposits and short term borrowings as a funding source, management continues to direct extensive marketing efforts towards attracting lower cost transaction accounts. However, there is no assurance that these efforts will be successful, or if successful, will reduce our reliance on time deposits and short term borrowings.

The following table sets forth the dollar amount of deposits in the various types of deposit programs offered by Millennium at the dates indicated.

	December 31	
	2001	2000
(Dollars in thousands)		
Savings accounts	$ 341	$ 191
Demand deposit accounts	27,722	8,160
NOW accounts	5,222	2,798
Money market accounts	33,862	11,515
CD's less than $100K	31,885	9,036
CD's greater than $100K	89,536	39,643
Total	$188,568	$71,343

The following table contains information pertaining to the average amount and the average rate paid on each of the following deposit categories for the periods indicated.

	For the Year Ended December 31			
	2001		2000	
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
(Dollars in thousands)				
Noninterest bearing				
Demand deposits	$12,513	0.00%	$ 6,669	0.00%
Interest bearing				
NOW/Money Market	23,212	4.04%	13,499	2.70%
Savings deposits	273	2.21%	175	4.84%
Time deposits	75,516	5.48%	22,807	7.02%
Total deposits	$111,514	4.56%	$43,150	5.12%

The variety of deposit accounts offered by Millennium has allowed us to be competitive in obtaining funds and has allowed us to respond with flexibility to, although not to eliminate, the threat of disintermediation (the flow of funds away from depository institutions such as banking institutions into direct investment vehicles such as government and corporate securities). The ability of Millennium to attract and maintain deposits, and its cost of funds, has been, and will continue to be, significantly affected by money market conditions.

The following table sets forth the deposit flows of Millennium during the periods indicated.

	Year Ended December 31		
	2001	2000	1999
(Dollars in thousands)			
Opening balance	$71,343	$22,016	$0
Net deposits	111,818	47,131	21,832
Interest credited	5,407	2,196	184
Ending balance	$188,568	$71,343	$22,016
Net increase	$117,225	$49,327	$22,016
Percent increase	164.31%	224.05%	0.00%

The following table indicates the amount of Millennium's certificates of deposits by time remaining until maturity as of December 31, 2001.

	Maturity				
	3 Months or less	Over 3 to 6 months	Over 6 to 12 months	Over 12 months	Total
(Dollars in thousands)					
Certificates of deposit less than $100,000	$ 3,978	$ 3,551	$ 1,819	$22,537	$31,885
Certificates of deposit of $100,000 or more	40,536	26,849	10,327	11,824	89,536
Total certificates of deposits	$44,514	$30,400	$12,146	$34,361	$121,421

Borrowings

As a member of the Federal Home Loan Bank of Atlanta, Millennium is required to own capital stock in the Federal Home Loan Bank and is authorized to apply for advances from the Federal Home Loan Bank. Each Federal Home Loan Bank credit program has its own interest rate, which may be fixed, or variable, and range of maturities. The Federal Home Loan Bank may prescribe the acceptable uses to which these advances may be put, as well as on the size of the advances and repayment provisions. The advances are collateralized by Millennium's investment in Federal Home Loan Bank stock and certain mortgage loans. See the Notes to Consolidated Financial Statements for information regarding the maturities and rate structure of Millennium's Federal Home Loan Bank advances. At December 31, 2001 and December 31, 2000, $400,000 and $7,425,000 was outstanding to the Federal Home Loan Bank.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Millennium's borrowings also include securities sold under agreements to repurchase and federal funds purchased. Securities sold under agreements to repurchase are collateralized with Government Agency securities. The proceeds are used by Millennium for general corporate purposes. At December 31, 2001 and December 31, 2000, Millennium had $2.6 million and $2.2 million, respectively, of securities sold under agreements to repurchase.

Millennium uses borrowings to supplement deposits when they are available at a lower overall cost to Millennium or they can be invested at a positive rate of return.

The following tables set forth the maximum month-end balances, average balances and weighted average rates, of Federal Home Loan Bank advances, securities sold under agreements to repurchase and other borrowings for the periods indicated.

	Year Ended December 31			
	2001		2000	
(Dollars in thousands)				
Maximum Balance:				
FHLB Advances	$400		$11,725	
Securities sold under agreements to repurchase	$14,368		$13,595	
	Average Balance	Weighted Average Rate	Average Balance	Weighted Average Rate
FHLB Advances	$4,131	4.45%	$4,996	6.62%
Securities sold under agreements to repurchase	$2,699	3.96%	$3,376	5.93%

The following table sets forth the balances of Millennium's short-term borrowings at the dates indicated.

	December 31	
	2001	2000
(Dollars in thousands)		
FHLB advances	$400	$7,425
Securities sold under agreements to repurchase	0	0
Fed Funds Purchased	2,640	2,606
Total short-term borrowings	$3,040	$10,031
Weighted average interest rate of short term FHLB advances	0.00%	6.22%
Weighted average interest rate of securities sold under agreements to repurchase	2.24	4.95
Weighted average interest rate of other borrowings	6.48	6.71

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

Liquidity is the ability to meet present and future financial obligations either through the sale of existing assets or the acquisition of additional funds through asset and liability management. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is provided. As a result of Millennium's management of liquid assets and the ability to generate liquidity through increasing deposits, management believes that Millennium maintains overall liquidity that is sufficient to satisfy its depositors' requirements and meet its customers' credit needs.

Millennium's primary sources of funds are deposits, borrowings, and amortization, prepayments and maturities of outstanding loans and investments, and loan sales. While scheduled payments from the amortization of loans and securities are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. Excess funds are invested in overnight deposits to fund cash requirements experienced in the normal course of business. Millennium has been able to generate sufficient cash through its deposits as well as borrowings.

For the year ended December 31, 2001, net cash used by operating activities was $40.7 million, and $27.5 million used for the year ended December 31, 2000. Investing activities used approximately $62.3million for the year ended December 31 2001, which was a result of a net increase in loans of approximately $55.0 million, net paydown of investment securities of $4.0 million, net investment securities purchases of $9.8 million, and purchases of office properties and equipment of approximately $1.5 million. For the year ended December 31, 2000 investing activities used $32.5 million, which was a result of a net increase in loans of approximately $28.7 million, net paydown of investment securities of $461,000, net investment securities purchases of $3.5 million, and purchases of office properties and equipment of approximately $687,000.

Millennium uses its sources of funds primarily to meet operating needs, to pay deposit withdrawals and fund loan commitments. At December 31, 2001, and December 31, 2000 and 1999 total approved loan commitments were $7.5 million, $1.8 million and $885,000 respectively. In addition, at December 31, 2001, and December 31, 2000 and 1999, commitments under unused lines of credit were $5.1 million, $5.9 million and $4.7 million, respectively. Certificates of deposit scheduled to mature in one year or less at December 31, 2001, totaled $87.1 million.

At December 31, 2001, we had a borrowing limit of $30.8 million with the Federal Home Loan Bank. Our outstanding borrowings from the Federal Home Loan Bank totaled $400,000 at December 31, 2001, which leaves an additional borrowing capacity of $30.4 million. In October 2001, the Federal Home Loan Bank increased our borrowing limit to 15% of total assets, which would represent a limit of $30.8 million based on our assets at December 31, 2001. We also have two lines of credit with the Community Bankers Bank in Virginia in the amounts of $4.8 million, which is unsecured, and $7.7 million, which is secured. Our outstanding borrowings from the Community Bankers Bank totaled $2.6 million at December 31, 2001, with remaining available lines of credit of $9.9 million.

Management intends to fund anticipated loan closings and operating needs during 2002 through cash on hand, brokered deposits, proceeds from the sale of loans, cash generated from operations and anticipated increases in deposits. Current and anticipated marketing programs will be primarily targeted at the attraction of lower cost transaction accounts. Concurrent with the strategies employed to attract these accounts, management plans to gradually reduce the rate paid on time deposits in comparison to the competition. However, the pricing of time deposits will be balanced against upcoming maturities to ensure that liquidity is not adversely impacted by a large run-off of time deposits.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Capital represents funds, earned or obtained, over which financial institutions can exercise greater control in comparison with deposits and borrowed funds. The adequacy of Millennium's capital is reviewed by management on an ongoing basis with reference to size, composition and quality of Millennium's resources and consistent with regulatory requirements and industry standards. Management seeks to maintain a capital structure that will support anticipated asset growth and absorb any potential losses.

Millennium Bankshares and Millennium Bank are subject to regulatory capital requirements of the Federal Reserve. At December 31, 2001 Millennium exceeded all such regulatory capital requirements as shown in the following table:

	December 31, 2001	
	Millennium Bankshares Corporation	Millennium Bank
(Dollars in thousands)		
Tier 1 Capital:		
Common Stock	$ 11,203	$ 5,900
Capital Surplus	0	5,900
Cumulative Preferred Securities [1]	0	0
Retained Earnings	342	391
Disallowed intangible assets	0	0
Total Tier 1 Capital	$ 11,545	$ 11,991
Tier 2 Capital:		
Allowance for loan losses [2]	1,391	1,391
Cumulative Preferred Securities	0	0
Total Tier 2 Capital	1,391	1,391
Total Risk Based Capital	$ 12,936	$ 13,382
Risk Weighted Assets	$129,073	$128,620
Capital Ratios:		
Tier 1 Risk-based	8.94%	9.52%
Total Risk-based	10.02%	10.62%
Tier 1 Capital to average adjusted total assets	9.37%	9.67%

(1) Limited to 1/3 of core capital.

(2) Limited to 1.25% of risk weighted assets.

Impact of Inflation and Changing Prices and Seasonality

The financial statements in this document have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services, since such prices are affected by inflation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion and other sections of this report contain forward looking statements, including statements of goals, intentions and expectations as to future trends, plans, or results of Company operations and policies and assumptions regarding general economic conditions. These statements are based upon current and anticipated economic conditions, nationally and in the Company's market, interest rates and interest rate policy, competitive factors and other conditions which, by their nature, are not conductive to accurate forecast, and are subject to significant uncertainty. Because of these uncertainties and the assumptions on which this discussion and the forward looking statements are based, actual future operations and results may differ materially from those indicated herein.

Millennium Bank, N.A.

Officers

Cindy Anderson, Controller
Suzette Armstrong, SBA Admin. Officer
Holli Atwood, AVP – Branch Manager
Thomas J. Chmelik, EVP/CFO
Jeff Day, Credit Admin. Officer
Jeff W. Dick, EVP/Chief Credit Officer
Dennis J. Dunn, AVP-Loan Officer
Greg Fish, VP - Compliance
Matthew D. Greer, AVP – IT Manager
James Lull, SVP – Commercial Lending
Ellis Malave, IT Officer
Carroll C. Markley, Chairman & CEO
Kelly E. Marsh, EVP/Corporate Secretary
Afshin Mobasher, VP – Mortgage Lending
Margaret Prescott, AVP – Operations Manager
Michael Rudolph, VP – Loan Officer
Patsy Rust, VP –Branch Manager
Victoria Stratman, SVP – Residential Loans
Kathleen Strawhacker, SVP – Comm. Loans
Carol J. Walnetski, VP – Branch Admin.

Advisory Board Directors

J. Gregg Borchelt
Jean M. Buckley
Jack Campbell
Donald D. Casson, Jr.
Piotr Chmielinski
Christopher Cope
William Cox
Larry N. Craft
Bobbie J. Denny
Suzanne O. Farr
William Galm
William A. Gatz
Robert M. Greenburg
Michael E. Grisso
Curt Hansen
Ronald L. Herold
Robert Holtje
Karl J. Ingebritsen
Evan D. Johnson
Kevin Keyes
Abraham Kochba
Phillip Lew
Kathryn D. Lucas
Robert McCormick
Alfredo Melendez
Brian M. Petruska
Robert H. Popolow
Robert E. Simon
Richard Stark
John Sullivan
Robert B. Turner
Thomas A. Wilkins

Millennium Brokerage Services, Inc.

Officers	Directors
Thomas J. Chmelik, President & Treasurer	Thomas J. Chmelik
Carroll C. Markley, Chairman & CEO	Carroll C. Markley
Kelly E. Marsh, Corporate Secretary	Kelly E. Marsh
Sherry D. Zopp, Senior Vice President	Sherry D. Zopp

Millennium Insurance Services, Inc.

Officers	Directors
Thomas J. Chmelik, Treasurer	Thomas J. Chmelik
Christian S. Griffin, Vice Presidnet	Christian S. Griffin
Carroll C. Markley – Chairman & CEO	Carroll C. Markley
Kelly E. Marsh – Corporate Secretary	Kelly E. Marsh
Donald H. Owens, Jr. – President	Donald H. Owens, Jr.

Millennium Capital, Inc.

Officers	Directors
Christina M. Barlow, SVP – Operations	Thomas J. Chmelik
Thomas J. Chmelik – Treasurer	David L. Hershman
Jeffrey R. Frangione, VP – Operations	Carroll C. Markley
Andre Guardino, SVP - Operations	Kelly E. Marsh
Eric Adam Hansen Jr., AVP	David B. Morey
A. Michael Kopco, VP – Operation	Robert H. Popolow
Carroll C. Markley, Chairman & CEO	Victoria S. Stratman
Kelly E. Marsh, Corporate Secretary	Robert B. Turner
Afshin Mobasher, SVP –Sales	
Daniel O'Brien, SVP - Underwriting	
Danton Sandoval, AVP – Underwriting	
Victoria S. Stratman, President	

Millennium Bankshares Corporation

Directors

Bronson Ford Byrd
CEO & President
Creative Sports Technologies, Inc.

Thomas J. Chmelik
Chief Financial Officer
Millennium Bank, N.A.

L. James D'Agostino
Attorney
Reed Smith L.L.P.

Andrew E. Kauders
Retired
Self Storage Industry

Jay W. Khim, Pd.D.
Chief Executive Officer
JWK International Corporation

Stewart R. Little
President
SRL, Inc.

Carroll C. Markley
Chairman, President & CEO
Millennium Bank, N.A.

David B. Morey
Loan Officer
Millennium Bank, N.A.

Arthur J. Novick, D.D.S
Dentist
Novick, Hartz & Hall, P.C.

Gregory L. Oxley
Member
Dain, Oxley, Markley & Nicoli, P.L.L.C.

Rolando J. Santos, M.D.
Medical Doctor
Private Medical Practice

Robert T. Smoot
Owner
C Squared Management and Development

Derek A. Tidman
President
Advanced Launch Corporation

Roland W. Torrence
President
Torrence Associates, Inc.

Douglas K. Turner
Chairman
CMS Information Services, Inc.

Millennium Bank, N.A.

Directors

Frank M. Alston
Retired Partner
Price Waterhouse

Michael M. Bowman
President
Michael M. Bowman & Associates, Inc.

Bronson Ford Byrd
CEO & President
Creative Sports Technologies, Inc.

Thomas J. Chmelik
Chief Financial Officer
Millennium Bank, N.A.

E.T. Conrad
Executive Vice President
SCS Engineers

Robert D. Dain
Member
Dain, Oxley, Markley & Nicoli, P.L.L.C.

Claude M. DeBruhl
Vice President Human Resources
DynCorp

Jeff W. Dick
Executive Vice President
Millennium Bank, N.A.

J. Anthony Fulkerson
President
ebd Financial

R. Hugh Granger
Laboratory Director
HP Environmental, Inc.

David L. Hershman
President
Hershman Group

Jay W. Khim, Ph.D.
Chief Executive Office
JWK International Corporation

Carroll C. Markley
Chairman, President & CEO
Millennium Bank, N.A.

Ian C. Markley
Member
Dain, Oxley, Markley & Nicoli, P.L.L.C.

Edward D. Miller, Ph.D.
President Emeritus
FBLA-PBL, Inc.

Donald H. Owens, Jr.
Co-owner
Griffin-Owens Insurance and Financial Services

Joseph W. Paulini
Strategic & Marketing Consultant

Helen B. Stamer
Associate Broker
Metropolitan Home Realtors

Kenneth Strickland
Owner
McLean Hair Center

Douglas K. Turner
Chairman
CMS Information Services, Inc.



Millennium
Bankshares
CORPORATION

(703) 464-0100

www.mbankshares.com